UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-46202

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Uphold Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

530 Fifth Avenue, Suite 3A
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Barbara Gettenberg	212-668-8700	bgettenberg@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich, Ende, Malter & Co. LLP
(Name – if individual, state last, first, and middle name)

1375 Broadway, 15th Flr	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

6/23/2004	50
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curt Snyder, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Uphold Securities Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CFO

[signature]
Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 06-18-2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UPHOLD SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

UPHOLD SECURITIES INC.

FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Uphold Securities Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Uphold Securities Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Uphold Securities Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Uphold Securities Inc.'s management. Our responsibility is to express an opinion on Uphold Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Uphold Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Uphold Securities Inc.'s auditor since 2021.
New York, New York
February 28, 2022

UPHOLD SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Cash	$	976,275
Due from broker		689,690
Accounts receivable		80,944
Right of use asset		63,600
Other assets		62,723
Total assets	$	1,873,232
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	751,139
Operating lease liability		63,600
Total liabilities		814,739
Commitments and Contingencies		
Stockholders' equity		
Common stock, no par value, 200 shares authorized, 200 shares issued and outstanding		13,272
Paid in capital		4,897,422
Retained earnings		(1,727,592)
Treasury stock		(2,124,609)
Total stockholders' equity		1,058,493
Total liabilities and stockholders' equity	$	1,873,232

The accompanying notes are an integral part of this statement

Note 1 - Nature of Business

Uphold Securities Inc. (The "Company") is a New York corporation formed in 1993, for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

As of March 31, 2021, upon FINRA approval, JNK Securities Corp, the previous name of the Company, was purchased by Uphold, Inc., a Washington Corporation. Upon purchase, the name of the company was changed to Uphold Securities Inc.

As of March 31, 2021, the Company was converted to a C Corporation for federal, state and city tax.

In March 2021, the Company was approved by FINRA to be a clearing broker. As of December 31, 2021, the Company had not engaged in any clearing activity.

Note 2 - Summary of Significant Accounting Policies

a) Basis of accounting

The financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Revenue Recognition

Significant Judgements

Revenue from contracts with customers includes commission income and margin interest income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Commissions

The Company buys and sells equity securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the company charges a commission. Commission and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research

The Company earns research fees revenue for providing research to clients produced by the Company. The Company's performance obligation is satisfied when it delivers the research to the client.

The Company had accounts receivable of $80,944 and $5,251 at December 31, 2021 and 2020, respectively.

Note 2 - Summary of Significant Accounting Policies (continued)

c) Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the amount of assets and liabilities for financial reporting and the amounts recognized for income tax purposes.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of temporary differences between the book and tax bases of assets and liabilities. The Company records a valuation allowance on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, certain judgements are made relating to recoverability of deferred tax assets, use of tax loss carryforwards, level of expected future taxable income and available tax planning strategies. These judgements are routinely reviewed by management.

The Company follows *Accounting for Uncertainty in Income Taxes* which clarifies the accounting and disclosures for uncertain tax positions related to income taxes recognized in the consolidated financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. The company may recognize the tax benefit from an uncertain tax position only if it is more likely that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company files federal, state and local tax returns. The Company did not have material unrecognized tax benefits as of December 31, 2021 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

d) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

e) Credit Losses

The Company has evaluated due from broker and accounts receivable and concluded that there is no need to establish an allowance for credit losses.

f) Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2022 and February 28, 2022, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.

Note 3 - Due from Broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $300,000. As of December 31, 2021, such deposit is included in due from broker which is included in the accompanying statement of financial condition.

Note 4 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company has no liability to the plan as of December 31, 2021.

Note 5 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to fulfill their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2021, the Company had Net Capital of $921,766 which was $671,766 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital on December 31, 2021 was 80%.

Note 7 - Bank Loan Payable

In response to COVID-19, The Company applied for and was approved for an SBA loan by its bank in the amount of $223,242 and the SBA and the loan was issued to the Company on May 5, 2020. The loan was forgiven in full in January 2021 and the debt forgiveness is reported as other income on the Statement of Operations.

Note 8 - COVID 19

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforce economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of COVID-19 is uncertain.

The U.S. enacted CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act includes temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of this financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Note 9 - Lease Accounting

In connection with FASB Standard 842 regarding leases, which is effective for fiscal years beginning after December 15, 2018 for the Company, management has evaluated the financial impact the standards had on the Company's financial statements using a modified retrospective transition approach. As of December 2021, the Company recorded a right to use asset, which was offset by a corresponding liability. The Company's lease for its office space expires in March 2024. The lease calls for monthly rent payments of $2,400 per month. Future minimum rental commitments are $28,800 for the years ended December 31, 2022 and 2023 and $7,200 for the year ended December 31, 2024.

Note 10 - Subordinated Liabilities

Subordinated liabilities consists of subordinated agreements approved by FINRA. As of December 31, 2020, the Company had one equity subordinated loan in the amount of $150,000, which carried a 1% interest rate. During the year ended December 31, 2021, the subordinated debt was repaid in full, including any outstanding interest.

Note 11 - Income Taxes

As of December 31, 2021, The Company calculated a deferred tax asset related to its federal and state net operating loss carryforwards of $314,662. The Company recorded the valuation allowance on the full deferred tax asset due to uncertainty by management of the Company's ability to utilize any of the net operating loss carryforwards.

As of December 31, 2021, for federal income tax purposes, the Company has a net operating loss carry forward of approximately $950,000 which under the 2017 Tax Act can be carried forward indefinitely. For state income tax purposes, the Company has a net operating loss carryforward of approximately $51,000, which expires in 2041.